Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

On the evening of February 16, 2007, Chicago Mercantile Exchange Holdings Inc. provided the following statement to the Futures Industry Association:

The CME/CBOT merger increases competition in the global derivatives marketplace and better positions the U.S. to compete against rapidly growing international exchanges, dealers and platforms in the over-the-counter (OTC) markets and national securities exchanges that are continuing to enter U.S. futures markets. Our merger will result in substantial operational and cost efficiencies that will save our shareholders at least $125 million annually, while saving our customers approximately $70 million per year. We look forward to working with the futures industry, our clearing member firms and end-users of our markets as we seek the successful completion of our merger.